Exhibit N

                        BEFORE THE ENERGY FACILITY SITING
                         COUNCIL OF THE STATE OF OREGON




IN THE MATTER OF THE SITE     )       PETITION OF PORTLAND
CERTIFICATES OF PORTLAND      )       GENERAL ELECTRIC COMPANY
GENERAL ELECTRIC COMPANY      )       FOR A DECLARATORY RULING




     Pursuant to OAR 137-002-0010 and ORS 183.410, Portland General Electric Company ("PGE") hereby petitions the Energy Facility Siting Council ("the Council") for a declaratory ruling that the proposed acquisition of PGE by a newly-formed holding company, Oregon Electric Utility Company, LLC ("Oregon Electric") from Enron Corp. is not a transfer of ownership that would require, pursuant to OAR 345-027-0100(1)(a), a transfer of the site certificates held by PGE for: (1) the Coyote Springs Cogeneration Project; (2) the Boardman Power Plant; (3) the Trojan Nuclear Plant and Independent Spent Fuel Storage Installation ("Trojan"); and (4) the Port Westward Generating Project (collectively the "Site Certificates"). In support of this petition and as required by OAR 137-002-0010,/1 PGE states as follows:

(1)  The Rule At Issue

     OAR 345-027-0100(1)(a) (April, 2002) provides that: "A transfer of ownership requires a transfer of the site certificate when the person who will have the legal right to possession and control of the site or the facility does not have authority under the site certificate to construct, operate or retire the facility."/2

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1 Each of the numbered sections (1)-(6), herein, corresponds to the requirements in OAR 137-002-0010(1)-(6) for petitions for declaratory rulings.

2 OAR 345-027-0020(3)(b) provides that a site certificate holder must "design, construct, operate and retire the facility" only in compliance with the rules that were in effect at the time the certificate was issued. It should be


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(2)  Statement of Relevant Facts

     PGE is the owner and operator of the Coyote Springs Cogeneration Project ("Coyote Springs") located in Morrow County and the City of Boardman, Oregon; the owner and operator of a 65% interest in the Boardman Power Plant ("Boardman") located in Morrow County near the City of Boardman, Oregon; the owner and operator\3 of a 67.5% interest in Trojan, located on the west bank of the Columbia River in Columbia County, Oregon; and will be the owner and operator of the proposed Port Westward Generating Project ("Port Westward"), located near the City of Clatskanie, Oregon, in Columbia County (collectively the "Facilities"). For each of these projects PGE is the holder of Site Certificates under the jurisdiction of the Council.

     On November 18, 2003, PGE's parent company, Enron Corp. ("Enron"), and Oregon Electric entered into a stock purchase agreement, under which Oregon Electric will purchase all of the issued and outstanding common stock of PGE ("the Transaction").\4 Oregon Electric is an Oregon Limited Liability Company newly-formed in 2003 for the sole purpose of holding the common stock of PGE. Oregon Electric intends to become an exempt holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). Oregon Electric will register under PUHCA if the exemption is not granted.

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noted that the April 2002 version of the transfer rules (OAR 345-027-0100)
applies only to the Port Westward site certificate. Subsection (1)(a) of OAR 345-027-0100, however, has not changed since the April 1999 version of the rules, which applies only to the Coyote Springs site certificate. The Boardman and Trojan site certificates were issued prior to the adoption of rules requiring Council approval of transfers. In addition, Trojan is specifically excluded from the transfer rule pursuant to OAR 345-027-0011, that provides:
"[t]he rules in this division do not apply to facilities covered by ORS 469.410(1), including the Trojan energy facility." Notwithstanding the foregoing, this petition will address whether a transfer of site licenses is required under OAR 345-027-0100 (1)(a) (April 2002) assuming that the current rules apply to all of PGE's facilities for which the company has site certificates.

3 PGE is still "operator" under the Part 50 license, although it is not authorized to operate a nuclear power plant.

4 There are currently three classes of PGE capital stock: common stock, preferred stock and Limited Voting Junior Preferred Stock. PGE currently has outstanding 42,758,877 shares of common stock, with a par value of $3.75 per share, all of which are owned by Enron. PGE currently has outstanding 279,727 shares of 7.75% Series Cumulative Preferred Stock, with no par value, which is publicly traded. PGE issued one share of a new class of Limited Voting Junior Preferred stock to an independent party on September 30, 2002 for the purpose of limiting PGE's right to commence any voluntary bankruptcy without the consent of the shareholder.


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     Commencing in December 2001, Enron and certain of its affiliated entities filed for bankruptcy under Chapter 11 of the federal Bankruptcy Code. PGE is not included in the bankruptcy, but the common stock of PGE held by Enron is part of Enron's bankruptcy estate. The United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") has confirmed the Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Plan") and approved the disclosure statement related thereto (the "Disclosure Statement"). The Chapter 11 Plan, the Plan Supplement for the Chapter 11 Plan, and Disclosure Statement, provide information about the assets that are in the bankruptcy estate, including the common stock of PGE, and how those assets will be distributed to creditors. The Chapter 11 Plan, Plan Supplement and the Disclosure Statement are available at the Bankruptcy Court's website located at www.nysb.uscourts.gov and at the website maintained at the direction of the Bankruptcy Court at www.elaw4enron.com.

     Although PGE is not a Chapter 11 debtor, PGE's common stock is an asset of the Enron bankruptcy estate. Accordingly, the Transaction has been reviewed and approved by the Bankruptcy Court overseeing the Enron bankruptcy. The Bankruptcy Court's February 5, 2004 Order approving the Transaction is included as Enclosure (1) to this letter.

     In addition, the Transaction is subject to certain conditions, including obtaining appropriate governmental approvals that do not, in the aggregate, impose terms and conditions that would impose any change or effect that is materially adverse to the business condition (financial or otherwise) or results of operations of PGE. The required approvals include, among others, approvals by the Federal Energy Regulatory Commission ("FERC"),\5 the United States

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5 The FERC application was filed April 6, 2004 in docket EC04-90, and is available in FERC's elibrary: http://www.ferc.gov/docs-filing/elibrary.asp.

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Securities and Exchange Commission ("SEC"), the Oregon Public Utility Commission
("OPUC"), and the Nuclear Regulatory Commission ("NRC"). The application for
OPUC approval was filed March 8, 2004 and is attached as Enclosure (2). The OPUC Application was subsequently amended on July 13 to include several new proposed directors on PGE's Board of Directors, three of which also will be added as members of Managing Member, LLC\6. Except for the identity of these individuals, there were no substantive changes to the ownership structure or the Transaction. A copy of the Application Amendment is included as Enclosure (3).

     As shown below, the planned Transaction will not affect PGE's legal rights to possession and control of its sites or facilities or its authority under its Site Certificates to construct, operate or retire its facilities.

A.   PGE's Current Corporate Organization

     PGE is a subsidiary of Enron, which owns 100% of the common stock of PGE and is a registered public utility holding company under PUHCA. PGE is an Oregon corporation engaged principally in the generation, transmission, distribution, and sale of electric energy in Oregon. A more complete description of the business of PGE may be found in its most recent Form 10-K filed with the SEC, which is included as Enclosure (4).

B.   Oregon Electric

     Oregon Electric is an Oregon Limited Liability Company formed in 2003, as mentioned above, for the sole purpose of holding the common stock of PGE. At closing of the Transaction, Oregon Electric will be comprised of three distinct groups: (1) the "Local Owners",\7 which will be made up of Managing Member LLC and its owners Gerald Grinstein, Tom Walsh, Peter O.

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6 Managing Member, LLC is discussed below.

7 Messrs Grinstein, Walsh, McDougall, Miller and Dr. Kohler will own 100% of Managing Member LLC, which is the entity through which they will be making their investment in Oregon Electric. Because they will own and


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Kohler, M.D., Duane McDougall, and Robert Miller; (2) the "TPG Owners," which will be comprised of one or both of two limited partnerships, TPG Partners III, L.P. and TPG Partners IV, L.P., managed by Texas Pacific Group ("TPG"),\8 and
(3) the "Passive Investors", which will include the Bill & Melinda Gates Foundation (the "Gates Foundation")\9 and OCM Opportunities Fund III, L.P. ("OCM")\10. The Local Owners, through Managing Member LLC, collectively will own approximately 0.67% of the economic interest in Oregon Electric and hold 95% of the voting control. The TPG Owners will own 79.9% of the economic interest in Oregon Electric and hold 5% of the voting control. The Passive Investors will own approximately 19.43% of the economic interest and hold no voting control. A chart of the ownership structure of Oregon Electric is attached as Enclosure
(5).

     Although the Local Owners will initially hold 95% of the voting control of Oregon Electric, such control will be subject to certain consent rights to be held by the TPG Owners. The list of consent rights is attached as Enclosure (6). In addition, if Congress repeals PUHCA, the voting interests to be held by the Local Owners and the TPG Owners in Oregon Electric will be adjusted to reflect their respective equity holdings. The Local Owners, including the new Managing

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control Managing Member LLC, for ease of reading this Petition for Declaratory
Ruling, the term Local Owners is used in reference to those individuals, unless otherwise specified.

8 TPG is an assumed business name for Tarrant Partners L.P.

9 "The Gates Foundation is a Seattle-based charity with an endowment of approximately $24 billion. The Gates Foundation makes grants to help improve health care in developing nations, and to extend education and learning opportunities to the underserved in the United States. . . . The Gates
Foundation's endowment is invested in a diversified portfolio, part of which is directed to making private investments. The Gates Foundation is a long-term investor, and its assets and the return on its assets are used solely to fund its operations and charitable activities and grants." Enclosure (2), p. 12

10 "OCM is a private equity fund with in excess of $1 billion in committed capital that is managed by Oaktree Capital Management, LLC ("Oaktree"). Through its private equity funds, Oaktree makes long-term investments across a variety of sectors. In particular, Oaktree has made numerous prior private equity investments in the energy and power sector. Founded in 1995, Oaktree is a private investment firm with over $27 billion committed to its management. OPERS has been an investor in Oaktree's various funds since 1995 and is an investor in the OCM Principals Opportunity Fund III, L.P." Enclosure (2), p. 12, 13


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members, Peter O. Kohler, M.D.,\11 Duane McDougall\12 and Robert Miller,\13 will acquire seats on PGE's Board of Directors, with Dr. Kohler serving as non-executive Chairman of the Board of Directors.

     The TPG Owners will have two of TPG's principals, David Bonderman\14 and Kelvin Davis,\15 on PGE's Board of Directors. Indirectly, the resources of TPG's other principals and professionals, as well as its informal network of advisory professionals, will be available to help the PGE Board at no cost to PGE. Application for Consent to Indirect Transfer of Facility Licenses filed with the Nuclear Regulatory Commission, dated June 14, 2004, at p. 8, n. 5 is attached as Enclosure (7).

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11 Dr. Kohler is president of Oregon Health & Science University (OHSU), where he has had a 16-year tenure. OHSU has an operating budget of $1.18 billion and 11,500 employees, making OHSU Portland's largest and Oregon's forth-largest employer. He is also on the board of directors of Stancorp Financial Group and the Portland Branch of the Federal Reserve Bank of San Francisco. See Enclosure
(3), p. 2

12 Duane McDougall served as president and CEO of Willamette Industries, a Fortune 400 company, from 1998 until 2002. During his 23-year career with Willamette, he held numerous operating and finance positions. Mr. McDougall serves on several corporate boards, including Cascade Corp., Greenbrier Companies, InFocus, North Pacific Companies, and West Coast Bancorp. Mr. McDougall was also Chairperson of the Oregon State University Foundation from 2002-2003, and serves on the Boards of Legacy Health Systems, Portland Art Museum, and the Oregon Symphony. See Enclosure (3), p. 3

13 Robert Miller, Rite Aid's Chairman of the Board since 1999, was also the Chief Executive Officer until 2003. Previously, Mr. Miller served as Vice Chairman and Chief Executive Officer until 2003. Previously, Mr. Miller served as Vice Chairman and Chief Operating Officer of The Kroger Company, a retail food company. Mr. Miller joined Kroger in 1999, when The Kroger Company acquired Portland-based Fred Meyer, Inc., a food, drug, and general merchandise chain. From 1991 until the acquisition, he served as Chief Executive Officer of Fred Meyer. Mr. Miller currently serves on the Board of Directors of Harrah's Entertainment, Inc., City of Hope and The Jim Pattison Group, as well as on the Boards of United States Bakery and Trailblazer Fruit Products, both of which are based in Portland. He was formerly on the boards of PacifiCorp and Scottish Power, after its merger with PacifiCorp in 1999. See Enclosure (3), p. 3

14 Mr. Bonderman is a founder of TPG and serves as a principal and general partner of the firm. Prior to forming TPG in 1993, Mr. Bonderman was Chief Operating Officer of Robert M. Bass Group, Inc. ("RMBG", now doing business as Keystone, Inc.), the investment arm of the Robert Bass family that is located in Fort Worth, Texas. Prior to joining RMBG in 1983, Mr. Bonderman was a partner in the law firm of Arnold & Porter in Washington, D.C., where he specialized in corporate, securities, bankruptcy, and antitrust litigation. Mr. Bonderman has served on the boards of numerous public and private companies, including Continental Airlines, Washington Mutual Savings Bank, Denbury Resources, and Seagate Technology, among many others. See Enclosure (2), p. 11

15 Mr. Davis is a partner at TPG focusing on investments in the electric power sector and other general industries. Prior to joining TPG in 2000, Mr. Davis was President and Chief Operating Officer of Colony Capital, Inc., a private international real estate investment firm. He also has served as a principal of RMB Realty, Inc., the real estate investment vehicle of Robert M. Bass, and he has worked for Goldman, Sachs & Co., an investment bank, and the Trammel Crow Company, a real estate firm. Mr. Davis has served on the board of directors of two publicly traded companies and several private companies, including Kraton Polymers LLC, Hotwire, Inc., DS Waters, L.P., Crestline Hotels and Resorts, and Franchise Finance Corporation of America, among others. See Enclosure (2), p. 11


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     The Passive Investors will provide approximately 19.43% of the equity that
Oregon Electric requires to complete the Transaction, but they will not acquire any voting membership interest or seats on the Oregon Electric or PGE Board of Directors. Accordingly, they will not be affiliated interests of Oregon Electric or exercise substantial influence over the policies and actions of PGE.

C.   The Transaction

     The Transaction involves the sale of PGE common stock by Enron and the acquisition of PGE common stock by Oregon Electric for a combination of cash payment and assumption of debt. The Transaction will be accomplished in accordance with the Stock Purchase Agreement, dated November 18, 2003, by and among Enron and Oregon Electric (the "Stock Purchase Agreement"). A copy of the Stock Purchase Agreement is included as Exhibit 6 to Enclosure (2) to this letter.

     Upon closing of the Transaction, the corporate headquarters of PGE will remain in Portland, Oregon, and it will continue to provide public utility service in its service territory. The operations center for PGE will also remain in Portland, Oregon.

(3)  Assertions of the Petitioner

     Following the stock purchase, (a) PGE will continue to be the holder of the Site Certificates, and the applicant for all purposes in connection with the Site Certificates, (b) PGE will continue to have the legal right to possession and control of the Facilities, and (c) PGE will continue to act as the operator of the Facilities, with authority to construct or retire the Facilities, subject to the terms of the certificates. Therefore, there will be no transfer of ownership under OAR 345-027-0100 (April 2002) or any prior rule requiring the Council's approval. Moreover, the Transaction would not render PGE, as holder, unable to meet the terms of the Site


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Certificates and PGE would continue to meet the qualifications of an applicant for the Site Certificates; specifically the areas covered by subsections (d) (organizational expertise) and (m) (financial capability) of OAR 345-021-0010(1) (September 2003).

     OAR 345-027-0100(6) (April 2002) provides in part that, "In the application [for transfer of a site certificate], the transferee shall include the information described in OAR 345-021-0010(1)(a), (d) and (m), unless otherwise allowed by the Office. . . ." OAR 345-021-0010 (September 2003) consists of a list of items to be included in an application for a site certificate. Paragraph
(a) requires administrative information such as "[t]he name and address of the applicant including all co-owners of the proposed facility;" and information concerning corporate formation. As mentioned above, PGE will remain the certificate holder, and its corporate structure and address will remain unchanged with regard to the Site Certificates.

     Paragraphs (d) and (m) are more substantive. Paragraph (d) requires "[i]nformation about the organizational expertise of the applicant to construct and operate the proposed facility. . . ." Paragraph (m) requires "[i]nformation about the applicant's financial capability. . . ." These two sections are discussed individually below.

     A. The Planned Stock Purchase Does Not Change PGE's Organizational Expertise to Construct or Operate The Facilities In Accordance With The Site Certificates.

     In its application to the OPUC, Oregon Electric has stated that PGE will continue as a discrete and separate operating company, headquartered in Portland, Oregon, with strong local management, customer service and operations personnel. Oregon Electric recognizes that PGE is a well-run utility, and its plans do not entail significant changes in PGE's management or operations. Upon closing of the Transaction, Oregon Electric plans to establish a new PGE Board of Directors with considerable business expertise and prominent local representation. The proposed PGE board will include 10-14 members, including Tom Walsh, Gerald Grinstein,


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David Bonderman, Kelvin Davis, Peggy Fowler (PGE's current CEO), Peter O.
Kohler, M.D., Duane McDougall, Robert Miller, Kirby Dyess,\16 Maria Eitel,\17 Jerry Jackson,\18 and M. Lee Pelton, Ph.D.\19 In addition, Oregon Electric plans to take advantage of the resources of TPG, including its principals and professionals, as well as its informal network of advisory professionals, which will be available to help the PGE Board at no cost to PGE. Enclosure (7) at p. 8, n. 5. Upon closing of the Transaction, Oregon Electric does not have plans to change any of the individuals assigned to the key management or technical and administrative positions pertinent to operation or construction under the Site Certificates. Enclosure (7), at p. 11.

     In summary, the planned stock purchase does not change the organizational, managerial, or technical ability of PGE to conduct activities under the above-referenced Site Certificates and in accordance with applicable law and rules of the Council.

     B. The Planned Stock Purchase Will Not Reduce The Financial Capability Of PGE To Carry Out Activities Under Its Site Certificates.

     The planned stock purchase requires the prior approval of the OPUC, and PGE will remain subject to the jurisdiction of the OPUC with respect to, among other things, retail rates. As indicated previously, a request for OPUC approval of the stock purchase has been submitted to the OPUC. PGE is confident that the planned stock purchase will not lead the OPUC to alter the recovery by PGE of its costs for the operation of its Coyote Springs, Boardman, or Trojan facilities through rates.\20 The planned stock purchase is also subject to the prior approval of

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16 Mr. Dyess is the former Corporate Vice President and Director of Operations,
Intel Capital; Principal, Austin Capital Management.

17 Ms. Eitel is Vice President and Senior Advisor for Corporate Responsibility, Nike, Inc., President, Nike Foundation.

18 Mr. Jackson is former senior utility executive at Entergy Corporation; and of Counsel, Skadden, Arps, Slate, Meagher & Flom, LLP.

19  Mr. Pelton, Ph.D. is President of Willamette University.

20 See below for discussion of Port Westward.


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FERC, and an application for such approval was filed on April 6, 2004.\21 Any future changes in PGE's wholesale or transmission rates would be subject to the same FERC review and approval as they are now.

     With respect to Trojan, on March 7, 1996, the Council approved the Trojan Decommissioning Plan, and on April 15, 1996, the (NRC) approved the plan. As described in the Decommissioning Plan, each Trojan co-owner separately collects and assures the availability of funds for Trojan's decommissioning. PGE's funds are collected through rates and deposited to external trust funds. The planned stock purchase will not affect PGE's current financial assurances with regard to the decommissioning of Trojan Nuclear Plant, including the assurances as they relate to the Trojan Independent Spent Fuel Storage Installation located on the same site. The OPUC currently allows PGE to collect decommissioning costs from electric rates charged to customers. In the OPUC's Order No. 95-322, entered March 29, 1995, on Docket UE-88, a copy of which is included as Enclosure (8) to this letter, the OPUC approved PGE's decommissioning and funding plans for inclusion in the rate base. More specifically, the OPUC stated:

          "In this order, we also approve funds to decommission Trojan and to pay for the transition to shutdown. Decommissioning costs are the cost of physically dismantling the plant and packaging and storing the radioactive components and spent fuel. Transition costs are the operations and maintenance (O&M) and administrative and general (A&G) costs associated with plant closure."\22

     As previously stated, the planned stock purchase requires the prior approval of the OPUC, and PGE will remain subject to the jurisdiction of the OPUC with respect to, among

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21 See Note 4.

22 OPUC Order No. 95-322, entered March 29, 1995 on Docket UE-88, Page 3. The order also provides a disallowance of $37.5 million in certain capital expenditures, which PGE recorded as an after-tax charge to income in 1995. In addition, litigation is still pending in state courts, on the OPUC's authority to grant recovery of a return on PGE's investment in Trojan under Oregon law. Because the outcome of this issue would not be affected by the planned stock purchase, the litigation is not discussed here. Collection of these amounts was approved by the Commission in successive PGE rate orders; Order No. 95-1216 (UE
93), Order No. 96-306 (UE 100), Order No. 01-777 (UE 115).


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other things, retail rates. The stock purchase will not alter the recovery by
PGE of its operational costs of activities within the Council's jurisdiction or funding of decommissioning through rates established by the OPUC, and PGE will continue to be an investor-owned utility.

     Port Westward is in the planning stages, and construction has not yet begun. The OPUC acknowledged PGE's integrated resource plan that includes the construction of 350 MWa of a high efficiency gas-fired resource. Order No. 04-375 is attached as Enclosure (9). The Commission recognized that PGE intends to build Port Westward as a result of this acknowledgement. Order No. 04-375 at
9. With respect to the construction phase of the proposed Port Westward facility, the Transaction will not alter the likelihood that PGE will be able to obtain a bond or other security necessary to ensure potential future decommissioning of the facility.

     In summary, Oregon Electric's purchase of PGE stock will not reduce the financial ability or qualifications of PGE to carry out its activities at Coyote Springs, Boardman, Port Westward, or Trojan in accordance with the Site Certificates.

     C.   NW Natural Ruling

     As recently as February 2002, the Council issued a declaratory ruling concluding "that the planned stock purchase by NW Natural Holdco from Enron will not impair PGE's legal right to possession and control of the sites or the facilities, and thus will not require a transfer of the Boardman, Trojan or Coyote Springs Site Certificates pursuant to OAR 345-27-100."\23 The Transaction, as described herein, is similar to the proposed sale by Enron of all of the common stock of PGE to NW Natural Holdco that did not close. As the rule in that order that provided when a transfer of site certificates was required (OAR 345-27-100 (1)(a)) is the same as the

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23 Copy of Council's Declaratory Ruling is attached as Enclosure (10).


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present rule at issue, PGE anticipates that the analysis of the present
Transaction should result in a similar conclusion by the Council.

     D.   Conclusion

     In sum, following the stock purchase, (a) PGE will continue to be the holder of the Site Certificates and the applicant for all purposes in connection with the Site Certificates, and (b) PGE will continue to have the legal right to possession and control of the Facilities. Therefore, there will be no transfer of ownership under OAR 345-027-0100 (April 2002).

(4)  The Question Presented

     The question presented is whether the purchase of PGE common stock by Oregon Electric from Enron could be construed to constitute a transfer of ownership of the Facilities, such that a transfer of PGE's site certificates for the Coyote Springs, Boardman, Trojan or Port Westward plants is required.

(5)  The Specific Relief Requested

     PGE requests that the Council declare that the purchase of PGE common stock by Oregon Electric will not require a transfer of PGE's site certificates for the Coyote Springs, Boardman, Trojan or Port Westward plants.


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(6)  The Name and Address of the Petitioner and Other Interested Persons

     The name and address of the Petitioner is:

                             Portland General Electric Company
                             c/o Jay Dudley
                             121 SW Salmon Street, 1WTC13
                             Portland, Oregon  97204
                             Telephone:  (503) 464-8860
                             Fax:  (503) 464-2200


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     Petitioner believes that the persons listed in Enclosure (11) are persons interested in this petition. The list includes county commissioners for Columbia County and Morrow County, the Nuclear Regulatory Commission, and the Oregon Department of Fish and Wildlife. Petitioner understands that with respect to past similar petitions it has filed, the Council has mailed courtesy copies of those petitions to mailing lists it keeps for each of the specific Facilities.

               Dated: 7/29/04
                      ---------------

                                            Respectfully Submitted,

                                            /s/ Jay Dudley by J. Richard George
                                            -----------------------------------
                                            Jay Dudley
                                            Associate General Counsel





Enclosures:
----------

(1) U.S. Bankruptcy Court's Order dated February 5, 2004, approving the terms and conditions of the Stock Purchase Agreement
(2) Application for approval by the Oregon Public Utility Commission dated March 8, 2004
(3)  Application Amendment for approval by the Oregon Public Utility Commission
(4)  PGE's most recent Form 10-K
(5)  Chart of the ownership structure of Oregon Electric
(6)  List of TPG Owners consent rights
(7) Application for Consent to Indirect Transfer of Facility Licenses Filed with the Nuclear Regulatory Commission, dated June 14, 2004
(8)  OPUC's Order No. 95-322
(9)  OPUC's Order No. 04-375
(10) Energy Facility Siting Council February 2002 Declaratory Ruling
(11) List of interested persons





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